Exhibit 99.4

Information in this document marked with “XXX” has been omitted and filed separately with the U.S. Securities and Exchange Commission pursuant to a request for confidential treatment.

Execution Copy

WWE EQUITY HOLDINGS INC.

January 25, 2013

XXXX [Shareholder]

(the “Shareholder”)

XXXX [Address of Shareholder]

Dear Sirs:

WWE Equity Holdings Inc. (the “Offeror”), an indirect subsidiary of Brookfield Renewable Energy Partners L.P., made a take-over bid (the “Original Offer”) on November 26, 2012 to acquire all of the outstanding common shares (the “Shares”) of Western Wind Energy Corp. (the “Corporation”), including Shares that may be issued after the date of the Offer but before the expiry of the Offer upon the exercise of stock options or share purchase warrants, at a purchase price of $2.50 per Share payable in cash (the “Original Purchase Price”). The Offeror is proposing to amend the Original Offer to increase the Original Purchase Price to $2.60 per Share (the “Purchase Price”), all of which will be payable in cash, and the other terms and conditions of such amended Original Offer shall be in substance equivalent to those of the Original Offer or varied in a manner that is not adverse to the shareholders of the Corporation (such amended Original Offer, as amended from time to time in accordance with this Agreement, the “Offer”).

The Offeror represents and warrants to the Shareholder that the Offer will be a “Permitted Bid” under the Corporation’s shareholder protection rights plan agreement dated April 5, 2005, as amended on May 17, 2010.

This agreement (the “Agreement”) sets out the terms and conditions upon which the Shareholder agrees to tender, or cause to be tendered, to the Offer all Shares it beneficially owns as set out in Schedule “A” (the “Subject Shares”) and to abide by the other terms and conditions set forth herein. For greater certainty, the Subject Shares include any Shares that may become beneficially owned by the Shareholder after the date hereof.

1.

If the Offeror commences the Offer, the Shareholder hereby covenants and agrees that the Shareholder shall as soon as practicable deposit or cause to be deposited with the depositary under the Offer in acceptance of the Offer all of the Subject Shares in accordance with the terms of the Offer, and thereafter, except as may be permitted by this Agreement, the Shareholder shall not withdraw or take any action to withdraw any of the Subject Shares deposited under the Offer. The Offeror shall have the right to vary the Offer in such manner as the Offeror considers necessary or desirable and as is not inconsistent with the provisions of this Agreement and the Shareholder shall continue to be bound by the provisions of this Agreement; provided that the Offeror shall not, without the prior written consent of the Shareholder: (a) increase, decrease or waive the Independent Shareholder Approval Condition (as defined in the Original Offer); (b) impose conditions to the Offer additional to those contained in the Original Offer; (c) decrease the Purchase Price or the number of Shares in respect of which the Offer is made; (d) change the amount or form of consideration payable under the Offer (other than to increase the total consideration per Share and/or add additional consideration); or (e) otherwise vary the Offer or any terms or conditions thereof in a manner that is adverse to the shareholders of the Corporation (which, for greater certainty, does not include a waiver of any condition).

2.	If the Offeror concludes after the date of this Agreement that it is necessary or desirable to proceed with a form of transaction other than the Offer whereby the Offeror would directly or indirectly effectively acquire all the Shares or all or substantially all of the business, properties and assets of the Corporation on economic and other terms and conditions having consequences to the Shareholder (including tax consequences) that each of the Offeror and the Shareholder reasonably determine are in substance equivalent to or better than those contemplated by this Agreement (any such transaction is referred to as an “Alternative Transaction”) then the Shareholder agrees to support the completion of the Alternative Transaction, including, if necessary, by voting the Subject Shares in favour of a special resolution approving the Alternative Transaction; provided, however, that in no event will the per Share consideration for any Alternative Transaction be less than the Purchase Price and, of such consideration, at least $2.60 per Share must be payable in cash. In the event of any proposed Alternative Transaction, any reference in this Agreement to the Offer shall refer to the Alternative Transaction to the extent applicable, all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction, and all references herein to the Expiry Time or the expiry of the Offer shall refer to the date of closing of the transactions contemplated by the Alternative Transaction.

3.	The Shareholder hereby covenants and irrevocably agrees that, from the date hereof until the earlier of (i) the termination of this Agreement pursuant to Section 6 and (ii) the time and date designated by the Offeror as the final expiry time for the Offer (the “Expiry Time”), except in accordance with the terms of this Agreement, the Shareholder shall not, directly or indirectly:

(a)	through any of its officers, directors, employees, representatives or agents (i) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any substantive discussions or negotiations regarding an Acquisition Proposal, (iii) enter into any agreement related to an Acquisition Proposal, or (iv) otherwise co-operate in any way with any effort or attempt by any other person or group to do or seek to do any of the foregoing;

(b)	option for sale, sell, transfer, encumber, pledge or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the Subject Shares, or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing;

(c)	grant or agree to grant any proxy, power of attorney or other right to vote the Subject Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of Shareholders or give consents or approval of any kind with respect to any of the Subject Shares or relinquish or modify the Shareholders’ right to exercise control or direction over or to vote any Subject Shares or enter into any agreement to do any of the foregoing; or

(d)	until such time as the Offeror’s intention to pursue or commence the Offer is publicly disclosed by or on behalf of the Offeror, directly or indirectly, disclose to any third person, firm or corporation (other than the legal and financial advisors of the Shareholder who need to know such information in order to facilitate completion of the transactions contemplated hereby) the existence of or the terms and conditions of this Agreement, or the possibility of the Offer being made or any terms or conditions or other information concerning any possible Offer, except to the extent required by applicable laws or by any governmental authority or in accordance with the requirements of any stock exchange.

For the purposes of this Agreement, an “Acquisition Proposal” is any proposal or offer made by any person other than the Offeror with respect to the acquisition, directly or indirectly, of any material amount of the assets, securities or ownership interests of or in the Corporation and/or its subsidiaries.

4.	(a) Notwithstanding anything in this Agreement to the contrary, the Shareholder shall be permitted to terminate this Agreement and to withdraw the Subject Shares deposited under the Offer in order to support, or tender or deposit the Subject Shares to, a Superior Offer (as defined below) if, and only if, five business days shall have elapsed from the date of first public announcement of such Superior Offer (disclosing the purchase price or value per Share offered thereunder); provided, however, if either of such Superior Offer or the Offer is set to expire on a date which is five business days or less from the date of such public announcement, the five business day period shall be reduced such that it ends on the second business day immediately prior to the date such Superior Offer or the Offer, as applicable, expires (the five business day period as it may be reduced hereunder being referred to as the “Match Period”). During the Match Period, the Offeror shall have the right, but not the obligation, to amend the terms of the Offer. If the Offeror amends the Offer, prior to expiry of the Match Period, such that the purchase price or value per Share offered under the amended Offer is equal to or greater than the purchase price or value offered under the Superior Offer, then the Shareholder and the Offeror will enter into an amended agreement to reflect the amended Offer. If, during the Match Period, the Offeror does not amend the Offer or the purchase price or value per Share offered under such amended Offer is less than the purchase price or value offered under the Superior Offer, the Shareholder shall be entitled to terminate this Agreement and withdraw the Subject Shares deposited under the Offer in order to support or tender or deposit such Shares to such Superior Offer. The Shareholder acknowledges that each successive modification to any Superior Offer shall constitute a new Superior Offer hereunder and shall initiate a new Match Period.

(b) For the purposes of this Agreement a “Superior Offer” means a bona fide offer or other form of transaction made to purchase or otherwise acquire all or substantially all of the consolidated assets of the Corporation or all of the outstanding Shares not owned by the person making such offer (or its affiliates) for a consideration per Share which exceeds the price offered under the Offer by at least 5% of the Purchase Price.

5.	The Shareholder represents and warrants to the Offeror as follows:

(a)	the Shareholder has been duly formed and is validly existing under the laws of the State of Delaware and has all necessary power, and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby;

(b)	the Agreement, assuming the due authorization, execution and delivery by the Offeror, has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation of the Shareholder enforceable by the Offeror against the Shareholder in accordance with its terms, subject, however, to limitations imposed by law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought;

(c)	the Shareholder is the beneficial owner of the number of Subject Shares listed opposite the Shareholder’s name on Schedule A to this Agreement and has the right to sell and vote all of the Subject Shares beneficially owned by the Shareholder, and the Subject Shares held the Shareholder shall, at the time at which the Offeror takes up and pays for such Subject Shares, be beneficially owned by the Shareholder free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever;

(d)	no person, firm or corporation has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Shares or any interest therein or right thereto, except the Offeror pursuant to this Agreement;

(e)

none of the execution and delivery by the Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder’s obligations hereunder will result in a breach of: (i) the constitutive documents of the Shareholder; (ii) any agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of the property or assets of the Shareholder is bound; (iii) to the knowledge of the Shareholder, any judgment, decree, order or award of any court, governmental body or arbitrator; or (iv) to the knowledge of the Shareholder, any applicable law, statute, ordinance, regulation or rule; and

(f)	as of the date hereof (i) the only securities of the Corporation beneficially owned , directly or indirectly, or over which control or direction is exercised, directly or indirectly, by the Shareholder are those listed on Schedule A to this Agreement opposite the Shareholder’s name, and (ii) the Shareholder has no agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Shareholder or transfer to the Shareholder of additional securities of the Corporation.

6.	This Agreement may be terminated by notice in writing:

(a)	at any time by mutual consent of the Offeror and the Shareholder;

(b)	by the Shareholder:

(i)	if the Offeror has not amended the Original Offer on or before 9:00 a.m. (Toronto time) on January 28, 2013 to increase the Original Purchase Price to the Purchase Price;

(ii)	formally commenced the Offer on or before 5:00 p.m. (Toronto time) on January 28, 2013;

(iii)	if the Offer shall have expired or shall have been withdrawn without the Offeror having purchased any Shares pursuant to the Offer;

(iv)	at any time in order for the Shareholder to support, or tender or deposit the Subject Shares to, a Superior Offer, provided it has complied with the provisions set forth in Section 4(a) of this Agreement;

(v)	if the Offeror has not taken up and paid for all Subject Shares deposited to the Offer as soon as reasonably possible and in any event not later than three business days following the time at which the Offeror becomes first entitled pursuant to applicable securities laws to take up such Shares in accordance with the terms and subject to the conditions of the Offer;

(vi)	if the Offeror has not taken up and paid for the Subject Shares under the Offer in the manner contemplated herein within 30 days following the date hereof; or

(c)	by the Offeror:

(i)	if the Offeror has not amended the Original Offer on or before 9:00 a.m. (Toronto time) on January 28, 2013 to increase the Original Purchase Price to the Purchase Price on the terms provided herein or formally commenced the Offer on or before 5:00 p.m. (Toronto time) on January 28, 2013;

(ii)	if the Shareholder is in default of any covenant or condition contained herein and such default has or may have an adverse effect on the consummation of the transactions contemplated by the Offer and such default has not been cured within five business days of written notice of such default being given by the Offeror to the Shareholder;

(iii)	if any representation or warranty of the Shareholder under this Agreement is at the date hereof or becomes at any time prior to the Expiry Time untrue or incorrect in any material respect; or

(iv)	if any of the conditions to the Offer are not satisfied or waived by the Offeror at or prior to the Expiry Time;

provided, however, that any such termination shall not prejudice the rights of a party as a result of any breach by any other party of its obligations hereunder. Upon termination of this Agreement, the Shareholder shall be entitled to withdraw any of the Subject Shares tendered under the Offer.

7.	Except as required by applicable laws or by any governmental authority or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed. The Shareholder hereby consents to the disclosure of the substance of this Agreement in any press releases issued by the Offeror relating to the Offer, and in any notice of change or variation with respect to the Offer, on the condition, if the Offeror is required to specifically name the Shareholder in any such disclosure, the Shareholder shall be permitted to review and comment on such disclosure prior to its issuance.

8.	The Shareholder and the Offeror shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

9.	This Agreement shall be assignable by the Offeror to Brookfield Renewable Energy L.P. or any of its subsidiaries but shall not be otherwise assignable by either party without the prior written consent of the other party. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

10.	Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered or sent by facsimile transmission fax or e-mail or similar means of recorded electronic communication:

(a)	in the case of the Shareholder:

XXXX [Address of Shareholder]

(b)	in the case of the Offeror:

WWE Equity Holdings Inc.

181 Bay Street , Suite 300

Toronto, Ontario

M5J 2T3

Fax: (819) 561-7188

Attention:         Patricia Bood

With a copy to:

Torys LLP

79 Wellington Street West, Suite 3000

Box 270, TD Centre

Toronto, Ontario, M5K 1N2

Fax: (416) 865-7380

Attention:         Karrin Powys-Lybbe

or at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this section and if so given shall be deemed to have been received on the date of such delivery or sending (or, if such day is not a business day, on the next following business day).

11.	This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and the Shareholder and the Offeror irrevocably attorn to the jurisdiction of the courts of the Province of Ontario.

12.	This Agreement constitutes the entire agreement and supersede all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

13.	This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

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Please indicate your acceptance of the foregoing by signing, dating and returning to the Offeror a duplicate copy of this Agreement.

Yours truly,

WWE EQUITY HOLDINGS INC.

By:	(Signed) “Brian Cook”
Name: Brian Cook
Title: Senior Vice President, Finance and Control

Irrevocably accepted and agreed this 25th day of January, 2013.

XXXX [Shareholder]

By:	XXXX [Signature]
Name: XXXX [Name of signatory]
Title: XXXX [Title of signatory]

SCHEDULE “A”

OWNERSHIP OF SHARES OF WESTERN WIND ENERGY CORP.

Beneficial Owner Name	Shares beneficially owned	Registered holder if different from beneficial owner	Total number of Shares owned or controlled
XXXX [Beneficial owner]	806,500	—	806,500